Exhibit 99.1

Eco Wave Power Global AB (publ)

Condensed consolidated financial statements

As of June 30, 2024

Unaudited

Eco Wave Power Global AB (publ)

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited)

	June 30, 2024	December 31, 2023
	In USD thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	7,421	4,281
Short term bank deposits	-	4,102
Restricted short-term bank deposits	61	63
Trade receivables	14	202
Other receivables and prepaid expenses	103	108
TOTAL CURRENT ASSETS	7,599	8,756

NON-CURRENT ASSETS:
Property and equipment, net	591	636
Right-of-use assets, net	43	90
Investments in a joint venture accounted for using the equity method	490	527
TOTAL NON-CURRENT ASSETS	1,124	1,253
TOTAL ASSETS	8,723	10,009
Liabilities and equity
CURRENT LIABILITIES:
Loans from related party	992	974
Current maturities of long-term loan	94	62
Accounts payable and accruals:
Trade	66	50
Other	1,007	957
Short term lease liabilities	38	87
TOTAL CURRENT LIABILITIES	2,197	2,130

NON-CURRENT LIABILITIES:
Long-term loan	45	78
TOTAL NON-CURRENT LIABILITIES	45	78

TOTAL LIABILITIES	2,242	2,208

EQUITY:
Common shares	98	98
Share premium	23,121	23,121
Foreign currency translation reserve	(2,575)	(2,275)
Accumulated deficit	(13,995)	(12,994)
Capital and reserves attributable to parent company shareholders	6,649	7,950
Non-Controlling interest	(168)	(149)
TOTAL EQUITY	6,481	7,801
TOTAL LIABILITIES AND EQUITY	8,723	10,009

The above condensed consolidated statements of financial position should be read in conjunction with the accompanying notes.

Eco Wave Power Global AB (publ)

CONDENSED CONSOLIDATED STATEMENTS OF LOSS (Unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2024	2023	2024	2023
	In USD Thousands
OPERATING EXPENSES
Research and development expenses	(143)	(113)	(320)	(323)
Sales and marketing expenses	(72)	(117)	(137)	(193)
General and administrative expenses	(486)	(457)	(894)	(854)
Other income	28	4	32	9
Share of net loss of a joint venture accounted for using the equity method	(17)	(5)	(30)	(10)
TOTAL OPERATING EXPENSES	(690)	(688)	(1,349)	(1,371)

OPERATING LOSS	(690)	(688)	(1,349)	(1,371)

Financial expenses	(12)	(14)	(27)	(26)
Financial income	211	366	358	538
FINANCIAL INCOME - NET	199	352	331	512

NET LOSS	(491)	(336)	(1,018)	(859)

ATTRIBUTABLE TO:
The Parent Company shareholders	(481)	(336)	(1,001)	(859)
Non-controlling interests	(10)	-	(17)	-
	(491)	(336)	(1,018)	(859)

	In USD

LOSS PER COMMON SHARE – BASIC AND DILUTED	(0.01)	(0.01)	(0.02)	(0.02)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES USED IN CALCULATION OF LOSS PER COMMON SHARE	44,394,844	44,394,844	44,394,844	44,394,844

The above condensed consolidated statements of loss should be read in conjunction with the accompanying notes.

Eco Wave Power Global AB (publ)

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (Unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2024	2023	2024	2023
	In USD thousands

LOSS FOR THE PERIOD	(491)	(336)	(1,018)	(859)

ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS EXCHANGE DIFFERENCES ON TRANSLATION OF FOREIGN OPERATIONS	(96)	102	111	(131)

ITEMS THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS
EXCHANGE DIFFERENCES ON TRANSLATION TO PRESENTATION CURRENCY	26	(421)	(413)	(347)
OTHER COMPREHENSIVE LOSS FOR THE PERIOD	(70)	(319)	(302)	(478)

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	(561)	(655)	(1,320)	(1,337)

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD IS ATTRIBUTABLE TO:
The Parent Company shareholders	(556)	(655)	(1,301)	(1,337)
Non-controlling interests	(5)	-	(19)	-
	(561)	(655)	(1,320)	(1,337)

The above condensed consolidated statements of comprehensive loss should be read in conjunction with the accompanying notes.

Eco Wave Power Global AB (publ)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Unaudited)

	Number of common shares	Common shares capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total for Company’s shareholders	Non- controlling interest	Total
	In USD thousands
BALANCE AT JANUARY 1, 2023	44,394,844	98	23,121	(2,061)	(11,284)	9,874	-	9,874

CHANGES IN THE SIX MONTHS ENDED JUNE 30, 2023:

Loss for the period	-	-	-	-	(859)	(859)	-	(859)
Other comprehensive loss	-	-	-	(478)	-	(478)	-	(478)
Total comprehensive loss for the period	-	-	-	(478)	(859)	(1,337)	-	(1,337)
BALANCE AT JUNE 30, 2023	44,394,844	98	23,121	(2,539)	(12,143)	8,537	-	8,537

BALANCE AT JANUARY 1, 2024	44,394,844	98	23,121	(2,275)	(12,994)	7,950	(149)	7,801

CHANGES IN THE SIX MONTHS ENDED JUNE 30, 2024:
Loss for the period	-	-	-	-	(1,001)	(1,001)	(17)	(1,018)
Other comprehensive loss	-	-	-	(300)	-	(300)	(2)	(302)
Total comprehensive loss for the period	-	-	-	(300)	(1,001)	(1,301)	(19)	(1,320)
BALANCE AT JUNE 30, 2024	44,394,844	98	23,121	(2,575)	(13,995)	6,649	(168)	6,481

The above condensed consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

Eco Wave Power Global AB (publ)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Six months ended
	June 30
	2024	2023
	In USD thousands

CASH FLOWS - OPERATING ACTIVITIES:
Net loss	(1,018)	(859)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	85	80
Interest expenses	22	45
Interest income	(177)	(220)
Foreign exchange gain on cash and cash equivalents	(72)	-
Share of loss of a joint venture	30	10
Changes in operating assets and liabilities
Decrease in trade receivables	188	-
(Increase) decrease in other receivables and prepaid expenses	(3)	(92)
Increase in accounts payable and accruals	104	28
Net cash used in operating activities	(841)	(1,008)

CASH FLOWS – INVESTING ACTIVITIES:
Proceeds from short term deposits	3,998	-
Investments in short-term deposits	-	(1)
Interest received on short term bank deposits	209	14
Investment in a joint venture	(8)	(41)
Purchase of property and equipment	(8)	(6)
Net cash provided by (used in) investing activities	4,191	(34)

CASH FLOWS - FINANCING ACTIVITIES:
Principal elements of lease payments	(47)	(31)
Interest elements of lease payments	(2)	(2)
Net cash used in financing activities	(49)	(33)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,301	(1,075)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	4,281	5,295
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(161)	(169)
CASH AND CASH EQUIVALENTS - END OF PERIOD	7,421	4,051

The above condensed consolidated statement of cash flows should be read in conjunction with the accompanying notes.

NOTE 1 -	GENERAL INFORMATION:

Eco Wave Power Global AB (publ) (“the Parent Company” or together with its subsidiaries “the Company” or “the Group”) is a Swedish public limited company formed on March 27, 2019 and registered at the Swedish Companies Registration Office on April 17, 2019. The Company’s American Depositary Shares (“ADSs”) are traded on the Nasdaq Capital Market (the “Nasdaq”) in the United States. The Company’s corporate identity number is 559202-9499 and its address is Strandvägen 7A, 114 56 Stockholm, Sweden. Unless expressly indicated otherwise, all amounts are shown in thousands of U.S. dollars (“USD”).

The Group’s headquarters are located in Israel. In October 2023, Israel was attacked by a terrorist organization and entered a state of war. As of the date of these interim consolidated financial statements, the war in Israel is ongoing and continues to evolve. The intensity and duration of the war is difficult to predict, as such are the war’s economic implications on the Company’s operational and financial performance. The Company considered the impact of the war and determined that there were no material adverse impacts on the interim consolidated financial statements, including related significant estimates made by management, for the period ended June 30, 2024.

NOTE 2 -	BASIS FOR PREPARATION

The Company’s Unaudited condensed consolidated financial statements as of June 30, 2024 and 2023 and for the interim six month periods then ended (hereinafter: “The financial information for the interim period”) were prepared in accordance with International Accounting Standard 34: “Interim Financial reporting” (hereinafter: “IAS 34”). The financial information for the interim period is presented in a condensed form and does not include all of the information and disclosures that are required within the framework of annual financial statements. The financial information for the interim period should be read in conjunction with the annual financial statements for the year ended December 31, 2023 and the accompanying notes thereto, which comply with the International Financial Reporting Standards as issued by the International Accounting Standard Board.

Estimates and judgments

The preparation of the Condensed Interim Financial Information requires management to exercise judgment and use significant accounting estimates and assumptions. These affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ materially from these estimates. In preparing these Condensed Interim Financial Information, the significant accounting judgments and the uncertainties associated with key sources of estimates are consistent with those in the consolidated annual financial statements for the year ended December 31, 2023.

NOTE 3 -	MATERIAL ACCOUNTING POLICIES

General

The principal accounting policies and calculation methods, which have been implemented in the preparation of the financial information for the interim period, are consistent with those that were implemented in the preparation of the Group’s annual financial statements for the year ended December 31, 2023.

New International Financial Reporting Standard:

IFRS 18, Presentation and disclosure in Financial Statements

In April 2024, the International Accounting Standards Board (“IASB”) issued International Financial Reporting Standard (“IFRS”) 18, Presentation and disclosure in Financial Statements, which replaces International Accounting Standard (“IAS” )1, Presentation of Financial Statements. The new standard is a result of the IASB’s Primary Financial Statements project, which is aimed at improving comparability and transparency of communication in financial statements. While a number of sections have been brought forward from IAS 1, with limited wording changes, IFRS 18 introduces new requirements on presentation within the statement of profit or loss, including the specified totals and subtotals. It also requires disclosure of management defined performance measures and includes new requirements for aggregation and disaggregation of financial information. In addition, certain amendments have been made to IAS 7, Statements of Cash flows. IFRS 18, and the amendments to the other standards, is effective for reporting periods beginning on or after January 1, 2027, but earlier application is permitted and must be disclosed.

IFRS 18 will apply retrospectively. Comparative periods in both interim and annual financial statements will need to be restated.

The Company is currently assessing the new requirements of IFRS 18.

NOTE 4 -	FAIR VALUE OF FINANCIAL INSTRUMENTS

As of June 30, 2024 and December 31, 2023, the financial instruments of the Group consist of non-derivative assets and liabilities (primarily working capital items, deposits and loans). With regard to non-derivative assets and liabilities, given their nature, the fair value of the financial instruments included in the consolidated statement of financial position is generally close or identical to their carrying amount.